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Sam Gilliam
In 2022, A Similar 1970s Slice Painting Was Exited By Masterworks
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DOCUMENTED SUCCESS

Similar Painting Delivered Largest-Ever Exit

This is a large-scale Slice painting from the early 70s, Gilliam's most historically successful style. Masterworks exited a similar work from this period in December 2022, delivering investors the largest ever total net return on investment to date.



INITIAL OFFERING SIZE

$770K

SOLD FOR

$1.65M

ANNUALIZED NET RETURN

33.1%

TOTAL NET RETURN

86.0%

#8 HIGHEST RECORD AT AUCTION

Record-Setting Painting

This style has a documented track record at auction, with similar Slice paintings showing up in Gilliam's top ten prices. This painting itself achieved his eighth-highest price ever!

#7 Auction Record



Soft Melting (1972)

Sold for $1,239,976

#10 Auction Record



Bubble (1971)

Sold for $1,079,500

#8 Auction Record



Orion (1972)

Available now for $999K

See offering circular for full list of similar sales.

27.9% SIMILAR SALES APPRECIATION

Attractive Price Growth

Overall, similar paintings have grown 27.9% annually between 1999 and 2024, illustrating sustained price demand for this style.



Similar Auction Sales ('15-'24):
27.9%
$1.5M
$1M
$500K
$0
2000
2005
2010
2015
2020

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Offering Circular Below

MASTERWORKS

View offering circular here. Investing involves risk. Past results are not indicative of future outcomes.

Masterworks is providing this communication as an agent for its issuer entities, not Masterworks Advisers. Content does not contain legal, tax, investment advice, or a personalized recommendation. Masterworks is not a licensed broker-dealer by the SEC or FINRA.

Masterworks can only make and accept sales after an offering statement has been filed, and "qualified", by the SEC. Any offers may be revoked before notice of qualification. Indications of interest involve no obligation. For further disclosure visit the offering documents filed with the SEC and Important Disclosures at masterworks.com/cd.

Previous Masterworks exit featuring artwork by Sam Gilliam (Masterworks 010) not included in set of similar sales to live offering (Masterworks 509). Art sales price data is comparative only. Each painting is unique and historical data is not a direct proxy for any specific painting or investment. Data represents whole art not an investment into our offerings which includes fees and expenses. Any comparative images are not currently live offerings and are provided for educational purposes only. We endeavor to include all relevant works and transactions in our analyses, but no definitive object-oriented database with all auction sales is known to Masterworks, and therefore, despite our best efforts the data may be incomplete or inaccurate. Institutional affiliation with artists is not an endorsement of Masterworks.

Masterworks has offered investments in over 500 works and realized illustrative annualized net returns of 17.6%, 17.8%, and 21.5% on works held longer than one year and realized illustrative total net returns of 15%, 17%, and 19% on works held less than one year (not inclusive of unsold works which may be lower).

Masterworks, LLC is located at 1 World Trade Center, 57th Floor, New York, NY 10007.